UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Fourth Quarter and Full Year 2010 Earnings Report

February 25, 2011

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, preliminary results for the fourth quarter and full year 2010 today.1

During 2010, OMA’s business initiatives effectively counteracted the difficult environment facing the air transport industry. These initiatives focused on maximizing regulated aeronautical revenues through promoting route development and optimizing rates, and improving the commercial offering and improving the passenger experience in order to grow non-aeronautical revenues.

OMA generated strong revenue growth for both the fourth quarter and full year 2010 results, despite the indefinite suspension of operations of Grupo Mexicana in August 2010, which dampened the recovery of air traffic volumes. Passenger traffic increased 0.6% in both the quarter and full year, while the number of flight operations decreased 1.6% in the fourth quarter and increased 5.5% in the year.

During 4Q10, OMA recognized Ps. 281 million in construction revenue and an equal amount as construction expense in accordance with accounting interpretation INIF 17 “Service Concession Contracts.” For the full year, the amounts recognized as construction revenue and construction expense were Ps. 507 million.

Total revenue increased 69.2% in 4Q10 to Ps. 817 million, including the INIF 17 recognition of construction revenue. Excluding the INIF 17 effect, revenues grew 11.0%.   Aeronautical revenues per passenger increased 3.8%, while non-aeronautical revenues per passenger rose 34.5%. For the full year, revenues increased 39.8%, including the INIF 17 effect, and 13.1% excluding it. Full year aeronautical revenues per passenger rose 7.6%, and non-aeronautical revenue per passenger reached Ps. 42.4, an increase of 32.4%.

1 Unless otherwise stated, all references are to the fourth quarter of 2010 (4Q10), and all percentage changes are with respect to the same period of the prior year. Line items for cost of services and general and administrative expense for the 2009 periods have been restated to make them comparable with the presentation used for 2010.

Progress in increasing commercial revenues was significant. NH Terminal 2 Hotel revenues in 4Q10 almost tripled from the prior year period, and increased almost seven times during the full year. The new Monterrey Terminal B, with 2,100m2 of additional commercial space, started operations in September 2010, and contributed significantly to growth in retail leases and advertising revenues in its first full quarter of operations. The OMA Carga airfreight business grew revenues 22.0% in the quarter and 59.9% in the year, spurred by the development of the DHL cargo hub in Monterrey.

There was a net tax credit of Ps. 298 million in 4Q10 results, as the result of the re-estimation of deferred tax liabilities based on new projections that include the Master Development Plans and Maximum Rates for 2011-15 that were approved in December 2010. (See the section on taxes in the discussion of consolidated results below.) This tax credit contributed to consolidated net income for 4Q10 and for the full year, which increased 126.5% and 17.6%, respectively. On the other hand, net income for the year was adversely affected by the provision for doubtful accounts resulting from the suspension of operations of Grupo Mexicana in 3Q10.

Capital expenditures were Ps. 498 million in 4Q10, principally for the implementation of the first phase of the advanced Baggage Handling System for screening checked baggage in all our airports. For the year, capital expenditures totaled Ps. 732 million.

4Q10 Highlights

The principal operating and financial highlights for the fourth quarter are:

~~▪~~	Passenger traffic increased 0.6% to 2.8 million in 4Q10, and airfreight volumes increased 3.5%.

▪
Total revenues increased 69.2% to Ps. 817 million, including INIF 17. Excluding the effect of the adoption of INIF 17, total revenues grew 11.0% to Ps. 536 million, with a mix of 74.1% aeronautical revenues and 25.9% non-aeronautical revenues.

▪	Aeronautical revenues per passenger increased 3.8% to Ps. 141.3 million, led by increases in passenger charges and aeronautical services.

▪
Non-aeronautical revenues per passenger increased 34.5% to Ps. 49.3. Noteworthy increases included: the hotel (+191.2%), advertising (+34.1%), leases (+14.3%), restaurants (+38.6%), and OMA Carga (+22%).

▪	Ten new commercial spaces and a number of new passenger services opened in our airports.

▪	The NH T2 hotel occupancy rate reached 82% in 4Q10, 53 points above the prior year period, and hotel revenues surged 191.2%.

▪	Adjusted EBITDA was Ps. 227 million, an increase of 2.5%. The Adjusted EBITDA margin was 42.3%, excluding the INIF 17 effect.

▪
Consolidated net income increased 126.5% to Ps. 368 million. Contributing to the increase was a tax credit of Ps. 298 million largely resulting from a re-estimation of deferred tax liabilities. Earnings per share were Ps. 0.92, or US$0.59 per American Depositary Share (ADS).

▪
Capital expenditures were Ps. 498 million in 4Q10.  Installation of the advanced Baggage Handling Systems in 11 of the 13 airports began in the fourth quarter, and the long-term financing for the baggage screening equipment was finalized.

Operating Results

Passenger Traffic, flight operations, and cargo volumes

Total passenger traffic increased 0.6% (+17,697 terminal passengers), despite the 1.6% decrease in the number of flight operations (takeoffs and landings) caused by Grupo Mexicana’s suspension of operations in August 2010.  Domestic flight operations decreased 3.5%, and international operations increased 12.2%.

Six of the 13 airports had increases in total traffic (See Annex Table 1, Passenger Traffic). There were noteworthy increases in the airports of Monterrey, Chihuahua, Ciudad Juárez, and San Luis Potosí. Monterrey (+7.2%) benefited from increased traffic on Grupo Aeroméxico, Interjet, and VivaAerobus. Chihuahua (+18.8%) and Ciudad Juarez (+3.7%) benefited principally from increases in passengers on VivaAerobus. San Luis Potosi (+11.5%) saw growth on Grupo Aeroméxico and American Airlines flights.

The Acapulco, Torreón, Zihuatanejo, Reynosa, and Culiacán airports had the largest reductions. They were all affected by the Grupo Mexicana suspension, while Culiacán was also affected by a reduction in traffic on VivaAerobus.

Domestic traffic volumes decreased 0.8%. Five airports had increases in domestic traffic, led by Monterrey (+4.7%), Chihuahua (+6.7%), and Ciudad Juárez (+5.0%). The increase in Monterrey was generated principally from increases in passenger traffic to Mexico City and Cancún; in Chihuahua, the increase came from traffic to Mexico City and Guadalajara, and in Ciudad Juárez, from increased traffic to Guadalajara and from general aviation.

The suspension of operations of the Grupo Mexicana airlines principally affected domestic traffic in Acapulco (-22.0%), Torreón (-21.2%), Reynosa (-28.6%), and Culiacán (-6.1%). Reductions on the Mexico City routes was the principal factor in the first three airports; Culiacán traffic decreased most on the route to Mexicali, and Guadalajara traffic was affected by a reduction in VivaAerobus frequencies.

Airlines opened one new domestic route during the quarter and closed four routes, as shown below.

International traffic increased 8.3%. Eight airports had increases in international traffic. The most significant increases were in Monterrey (+22.7%), San Luis Potosí (+39.1%), and Tampico (+14.5%). Monterrey and San Luis Potosí benefited from higher volumes on the Houston and Dallas routes; Tampico from the Houston route.

The airports with the largest international traffic reductions were Zacatecas (-49.0%), principally from the reduction of passengers on the routes to Chicago and Oakland as a result of the suspension of flights by Grupo Mexicana, and Zihuatanejo (-7.0%), with a reduction in the number of passengers on the Phoenix route.

Air Cargo volumes increased 3.5%.  The Monterrey, San Luis Potosí, and Chihuahua airports had increases of 5.5%, 4.0%, and 10.7%, respectively. Of total volume, 58.5% was domestic cargo, which decreased 1.0%; international cargo increased 10.4%.

Non-aeronautical and commercial operations

During 4Q10, we continued to increase and improve the commercial offering and passenger services available in our airport terminals. Ten new commercial businesses opened, as did a variety of new services, such as ATMs and telephone hotlines to service providers.

Terminal 2 Hotel Operations

The occupancy rate of the NH T2 hotel in Mexico City continued to increase as a result of advertising and marketing initiatives. The hotel also benefited from an increase in the number of passengers in Terminal 2, as a result of the suspension of operations of Grupo Mexicana (which operated out of Terminal 1). The hotel had an average occupancy rate of 82%. The average room rate was Ps. 1,242 per night, compared to Ps. 1,063 in 4Q09.

Financial Results

OMA adopted INIF 17 “Concession contracts for services” issued by the Mexican accounting standards board, CINIF, in 4Q10, which provides a clarification of the accounting treatment required to comply with accounting Bulletin D-7 “Contracts for construction and fabrication of certain capital goods.”  The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period.  As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets, effective January 1, 2010. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues and comparisons with prior periods. During 4Q10, OMA recognized Ps. 280.9 million in construction revenue and an equal amount as construction expense. For the full year 2010, the amounts recognized as both revenue and expense were Ps. 507.0 million.

Revenues

Total revenues increased 69.2% to Ps. 816.9 million, including the INIF 17 effect.

Excluding the INIF 17 effect, total revenues increased 11.0% to Ps. 536.0 million, principally because of growth in NH T2 hotel revenues, passenger charges, airport services, advertising, and commercial lease revenues. The mix of revenues was 74.1% aeronautical and 25.9% non-aeronautical. The Monterrey airport contributed 44.6% of total revenues, Culiacán 7.6%, Mazatlán 6.8%, and Chihuahua 6.2%.

Aeronautical revenues increased 4.5% to Ps. 397.3 million. Revenues from both domestic and international passenger charges increased, as did revenue from other airport services, as the result of increases in specific tariffs. Aeronautical revenue per passenger increased 3.8% to Ps. 141.3.

Non-aeronautical revenues increased 35.4% to Ps. 138.7 million, as a result of OMA’s revenue diversification initiatives and the increase and improvement in the commercial offering in all the airports. NH T2 hotel revenues increased 191.2% to Ps. 34.4 million from 11.8 million.  All the commercial revenue line items, except leases of space to time-share operators, also increased, principally because of the increase in Monterrey Terminal B commercial areas, which became operational in September 2010.  The most noteworthy increases were leases, OMA Carga, advertising, and parking.

Monterrey contributed 42.4% of non-aeronautical revenues, Mazatlán 6.5%, Chihuahua 4.5%; the NH T2 hotel accounted for 24.8%.

Non-aeronautical revenue per passenger increased 34.5% to Ps. 49.3. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 14.3% to Ps. 37.1.

Construction revenues recognized in accordance with INIF 17 were Ps.280.9 million, which is the value of the improvements to concessioned assets made during the quarter, based on percentage of completion accounting.

Costs and operating expenses

Total costs of services and operating expenses were Ps. 721.0 million. Excluding the effect of the adoption of INIF 17, costs and expenses totaled Ps. 440.1 million, an increase of 18.0% as compared to 4Q09. The increase reflects the increase in cost of services, general and administrative expense, and depreciation and amortization.

Total cost of services and general and administrative expenses were Ps. 272.1 million. This increase was caused by costs and expenses from the operation of Terminal B (which started operations in September 2010) and the Operations Control Center in Monterrey (which started operations at the beginning of 2010); increased electricity rates; the cost of contracting emergency medical services; purchase of equipment for the emergency rescue units (CREI); and the studies required for Aerodrome certification under ICAO standards as well as ISO 14001 and OSHAS 18001 certifications.  The line items with the largest increases were payroll, subcontracted services, utilities, materials and supplies, IT services, and studies.

Construction costs were Ps. 280.9 million. In accordance with INIF 17, this amount is equal to construction revenue, and is based on the price that the Company would pay in an arm’s length transaction.

Airport concession tax increased 8.3%; this tax is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

The technical assistance fee decreased 7.6%, as the result of the decrease in EBITDA generated by the airports. This fee is charged as the higher of US$3.0 million per year or 5% of Adjusted EBITDA before technical assistance.

The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Depreciation and amortization increased 17.3% as a result of a higher level of investments; NH T2 hotel depreciation was Ps. 5.1 million in 4Q10.

Operating income and Adjusted EBITDA

Operating income was Ps. 95.9 million. The operating margin was 11.7%; excluding the INIF 17 effect the margin was 17.9%.

Adjusted EBITDA was Ps. 226.8 million, an increase of 2.5%. The Adjusted EBITDA margin was 27.8%; excluding the effect of INIF 17, the margin was 42.3%.

Other income (expense), financing expense, and taxes

Comprehensive financing expense was Ps. 23.2 million, as compared to financial income of Ps. 1.3 million in 4Q09. The increase in interest expense reflects the 63.6% increase in outstanding debt, and there was an exchange loss.

Income tax provision was a credit of Ps. 298.1 million, generated principally from a change in the composition of deferred tax liabilities. In accordance with Mexican Financial Reporting Standards, each tax paying subsidiary records either deferred income tax or deferred IETU (single rate corporate tax) based on projections of whether each is expected to be a payer principally of income tax or IETU in future periods. OMA re-estimated deferred tax liabilities as a result of new projections for each subsidiary, which include the Master Development Plan and Maximum Rates for 2011-15 approved in December 2010. Accordingly, there was a cancellation of deferred IETU tax liabilities of Ps. 1,186.9 million, and an increase in deferred income tax liabilities of Ps. 896.5 million. The difference in the amounts arises from the ability to use accumulated income tax losses from prior periods against income tax obligations.  These changes do not affect cash flow.

Net Income

Consolidated net income increased 126.5% to Ps. 368.3 million, and net income of majority interest was Ps. 367.4 million. The increase in net income is principally the result of the change in deferred taxes discussed above.

Earnings per share were Ps. 0.92, and earnings per ADS were US$0.59 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

Capital expenditures

During 4Q10 capital expenditures were Ps. 497.6 million, including both Master Development Plan (MDP) investments and strategic investments.

The most important investments during the fourth quarter were:

▪	Installation of equipment for the Baggage Handling System in the airports of Acapulco, Ciudad Juárez, Chihuahua, Culiacán, Durango, Mazatlán, Reynosa, San Luis Potosí, Tampico, Torreón, and Zacatecas.

▪	Acquisition of a new firefighting vehicle for the Ciudad Juarez airport.

▪	Rehabilitation of the commercial aviation platform and perimeter road, and electrical upgrade work in Terminal A of the Monterey airport.

▪	Employee parking, a new aircraft contact position, and helicopter parking in the Chihuahua airport.

▪	Rehabilitation of the taxiways at the Torreón and Zihuatanejo airports.

▪	Improvements to the air conditioning system in the Acapulco airport.

Full year 2010 summary

OMA generated double digit growth in 2010. Total revenues increased 39.8% including the INIF effect, or 13.1% excluding the INIF 17 effect.  Aeronautical revenues per passenger increased 7.6% and non-aeronautical revenues per passenger increased 32.4%. The increase in non-aeronautical revenues was driven by the maturation of the NH Terminal 2 Hotel (which saw revenues increase to Ps. 99.8 million in 2010 from Ps. 15.3 million during its first partial year of operations in 2009), increases in other commercial line items including leases (+11.1%), advertising (+18.2%) generated by the opening of Terminal B in Monterrey, and the growth of OMA Carga (+59.9%).

On the other hand, the increase in costs and general and administrative expenses of 35.2% was principally caused by the 3Q10 provision of Ps. 145.1 million caused by the suspension of operations by Grupo Mexicana. This provision affected Adjusted EBITDA, operating income, and net income of the year.  Adjusted EBITDA was Ps. 940.8 million, operating income was Ps. 471.2 million, and net income was Ps. 553.4 million.  Net income includes the positive effect of the Ps. 152.2 million tax credit, largely resulting from the re-estimation of deferred taxes in 4Q10. Earnings per share were Ps.1.39 and earnings per ADR were US$ 0.90.

OMA’s investment program focused on meeting its investment commitments to provide services that meet the highest standards of quality and security. The construction of Terminal B in Monterrey was completed, and we carried out the first phase of installing the advanced Baggage Handling Systems in our airports. Total Capex was Ps. 732.1 million.

During 2010, OMA saw a slight increase in operating volumes, as the suspension of Grupo Mexicana’s operations in August dampened the recovery of air traffic volumes. Total passenger traffic increased 0.6%, and flight operations rose 5.5% during the year.

Liquidity

During the full year 2010, operating activities generated net cash of Ps. 610.7 million, as compared to Ps. 448.8 million during 2009. Investment activities used cash of Ps. 518.6 million; and financing activities were an outflow of Ps. 38.4 million. (See Annex Table 4.)

In December, OMA contracted a US$23 million 10 year loan with UPS Capital Business Credit, supported by the U.S. Ex-Im Bank, in order to finance a portion of the Baggage Handling System in the 13 airports. This loan is being disbursed as the project advances. Total debt as of December 31, 2010 was Ps 1,102.3 million, of which Ps. 428.6 million contributed to cash flow during the year.  These resources were used principally to finance the Ps. 540.5 million in capital expenditures that were disbursed during the year.

Dividends paid during 2010 were Ps. 398.9 million; this includes the third (January 15, 2010) and fourth (April 15, 2010) installments of the dividend declared for 2008 results, and the first (July 15, 2010) and second (October 15, 2010) installments of the dividend declared for 2009 results. Operation of the share repurchase program generated Ps. 18.5 million in 2010.

OMA had a net increase in cash of Ps. 45.1 million during 2010, with a balance of cash and cash equivalents of Ps. 312.8 million as of December 31, 2010.

OMA has no exposure to any financial derivative instruments as of the date of this report.

Other current developments

FAA raises Mexico’s civil aviation rating to Category 1: The U.S. Federal Aviation Administration (FAA) announced on December 1, 2010 that it was raising its assessment of Mexico’s civil aviation compliance with international safety standards to Category 1 from Category 2, after downgrading the country in July 2010. This action restores the ability of Mexican airlines to open new routes between the two countries.

Master Development Plan and Maximum Rates approved for the 2011-15 period: the Ministry of Communications and Transportation (SCT), acting through the General Directorate for Civil Aviation (DGAC), approved OMA’s Master Development Program (MDP) and maximum rates for each of its 13 airport concessionaires for the period 2011-2015.

The MDP investments for the 13 airports for the period 2011-15 total Ps. 2,745.2 million, in constant pesos of December 31, 2009.  Investments to meet the standards of the concession agreement, maintenance, and operational safety represent 82.5% of the five year total. An additional Ps. 404.3 million will be invested in airport security improvements, of which 70% will be carried out in the first two years. The new MDP also includes the creation of a land reserve for the Monterrey airport, in order to ensure the future growth capacity of this airport. The mix of MDP investments is: terminals 19.2%, runways and platforms 29.2%, machinery and equipment 19.5%, land 3.6%, and other 28.5%.

The SCT also approved the new maximum rates for the 2011-15 period for each of OMA’s airports, calculated based on capital expenditures, operating costs and expenses included in the new MDP and other variables including the reference rate, discount rate, efficiency factor, and expected traffic volumes.

Third quarterly payment of 2009 dividend: On January 15, 2011 the third quarterly installment of the dividend declared by the Annual Shareholders’ Meeting on April 16, 2010 was paid. The amount was Ps.0.25 per share.

Early adoption of International Financial Reporting Standards: In January 2009, the National Banking and Securities Commission (CNBV) published amendments to its Circular for Issuers to make mandatory the presentation of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) starting with the year ending December 31, 2012, but allowing for early adoption. The U.S. Securities and Exchange Commission (SEC) allows foreign issuers to eliminate the reconciliation of financial statements with U.S. GAAP, if the statements are prepared under IFRS.

OMA’s Board of Directors approved early adoption of IFRS for the year ending December 31, 2011, and to consider January 1, 2010 as “the start date for the transition period.” As a result, the financial statements for the year ended December 31, 2010 are the last statements that will be prepared in accordance with MFRS.

The early adoption is intended to meet international requirements in terms of disclosure and transparency of financial information, as well as to aid investors in their evaluation and comparisons with other companies in the same sector, in order to facilitate making investment decisions in the Company. Consequently, effective January 1, 2011, the Company suspended the application of MFRS in the preparation of its financial statements.

Following is a description of the changes in the principal accounting policies, as well as an estimated quantification of the effects of the adoption of IFRS on the principal items in the financial statements; this is also under review by the Company’s external auditors.

▪	Investment in airport concessions:

a)
Effects of inflation: In accordance with IFRS, the effects of inflation are recognized when accumulated inflation during the prior three years reaches or exceeds 100%. Given that the Mexican environment ceased being hyperinflationary since 1999, the effects of inflation registered through 2007 are cancelled, except for the valuation of certain plant, machinery and equipment accounts that use the assumed cost exception contemplated in IFRS 1. As of December 31, 2010, the total amount of accumulated inflation adjustments in the value of investments in concessions that has been eliminated totals Ps. 1,535 million.

b)
Amortization of the concession: In accordance with IFRS, the amortization of the concession is based on the term of the concession, which is 50 years. In accordance with MFRS, the amortization of the concession is based on the estimated useful life of the various components that make up the investment in the airport concessions. In the transition period, the amount of accumulated amortization that is cancelled was Ps. 900 million.

c)
Maintenance expenses: In accordance with IFRS, maintenance costs in airports that are approved as part of the Master Development Plan are charged as expenses during the reporting period. In accordance with MFRS, such costs are capitalized as part of assets in the period the outflow is made. Consequently in the transition period, capitalized expenses of Ps. 1,584 million were cancelled, and there was a provision of Ps. 429 million against earnings.

▪
Income taxes: The Company will recalculate its deferred taxes under IFRS based on adjusted values for assets and liabilities that require modifications based on the adoption of the new standards. The total effect of this change is Ps. 706 million.

▪
Employee benefits: Under IFRS, the provision for employee severance is only recorded when it generates the payment obligation or when there are formal retirement plans. As of December 31, 2010, there was a provision under MFRS for Ps. 25 million, which will be applied against results in the transition period.

▪
Employee bonuses: Incentives based on earnings are recognized in the period that the employee provided services when the company has a legal or constructive obligation and can estimate the amount of such bonuses. Based on the foregoing, under IFRS a provision for employee bonuses for Ps. 28 million as of the beginning of the transition period was recognized.

OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on February 28, 2011 at 11:00 am Eastern time, 10:00 am Mexico City time.

The conference call is accessible by calling 877-941-2069 toll-free from the U.S. or +1 480-629-9713 from outside the U.S. The conference ID is 4411971. A taped replay will be available through March 7, 2011 at 877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

Annex Table 2

Annex Table 3

Annex Table 4

Annex Table 5

Notes and disclaimers

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization, and excludes other income (expense). Adjusted EBITDA is equivalent to the concept UAFIDA in Mexico. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. OMA’s depositary bank is Bank of New York Mellon. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

Exchange rate: Amounts in U.S. dollars (US$) are converted at the end of quarter exchange rate, as published in the Official Diary of the Federation. The exchange rate used for the preparation of the 4Q10 results was 12.3817.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the third five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Mexican Financial Reporting Standards (MFRS): financial statements and other information are presented in accordance with current MFRS and their Interpretations (INIFs). These standards differ in certain significant respects from U.S. GAAP.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto) are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited, preliminary statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the third largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

§	Website:	http://www.oma.aero
§	Twitter:	http://twitter.com/OMAeropuertos
§	Facebook:	http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: February 28, 2011